UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

  [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
  EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

  [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
  SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ___________

  Commission file number 001-15749

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alliance Data Systems
401(k) and Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, Texas 75024

Alliance Data Systems 401(k) and Retirement Savings Plan

Financial Statements and Supplemental Information
Years Ended December 31, 2015 and 2014

* All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor's Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Operations Committee
of the Alliance Data Systems 401(k) and
Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Alliance Data Systems 401(k) and Retirement Savings Plan (the "Plan") as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of delinquent participant contributions and schedule of assets (held at end of year) as of or for the year ended December 31, 2015, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The information in the supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of delinquent participant contributions and schedule of assets (held at end of year) are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ary Roepcke Mulchaey, P.C.

Columbus, Ohio
June 3, 2016

Alliance Data Systems 401(k) and Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets:

Investments at fair value	$649,179,398	$579,591,300

Cash	249,358	-

Receivable for contributions:
Employer	1,492,049	9,587,642
Participants	-	1,804,259
Total contributions receivable	1,492,049	11,391,901

Notes receivable from participants,
net of allowance for defaulted loans	12,377,763	10,413,886
Due from brokers	315,181	258,263
Accrued fees	1,449	26,895
Total assets	663,615,198	601,682,245

Liabilities:

Checks written in excess of cash available	-	90,469
Administrative fees payable	218,042	173,940
Due to broker	546,732	155,433
Total liabilities	764,774	419,842

Net assets available for benefits	$662,850,424	$601,262,403

See accompanying notes.

Alliance Data Systems 401(k) and Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2015 and 2014

	2015	2014
Additions:
Investment (loss) income:
Net (depreciation) appreciation in fair value
of investments	$(10,500,442)	$35,752,245
Interest, dividends, and fee income	2,081,606	1,661,890
Total investment (loss) income	(8,418,836)	37,414,135

Interest on notes receivable from participants	630,333	487,406

Contributions:
Employer	34,094,850	35,221,552
Participants	57,563,512	45,390,251
Rollovers	29,540,836	6,287,567
Total contributions	121,199,198	86,899,370

Total additions	113,410,695	124,800,911

Deductions:
Distributions to participants	50,852,996	32,924,679
Administrative expenses	969,678	794,670
Total deductions	51,822,674	33,719,349

Net increase	61,588,021	91,081,562

Net assets available for benefits:
Beginning of year	601,262,403	510,180,841

End of year	$662,850,424	$601,262,403

See accompanying notes.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

1. Description of the plan

General

The Alliance Data Systems 401(k) and Retirement Savings Plan (the "Plan") is a defined contribution plan covering certain employees of ADS Alliance Data Systems, Inc. ("ADSI") and its affiliates (the "Employer"). Employees of the Employer that are 18 years of age, are generally eligible to participate immediately. Seasonal, temporary, and on-call employees who perform more than 1,000 hours of service within one year are also eligible.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as amended.

Trustee

Wells Fargo Bank, N.A. is the trustee and holds the Plan's investments and provides recordkeeping services to the Plan.

Administration

The Employer has established the Benefits Operations Committee that is responsible for the general operation and administration of the Plan.

Contributions

Employer's Contributions

The Employer may authorize a discretionary profit sharing contribution ("Profit Sharing Contribution") for eligible classes of employees, which will be a specified percentage of the participant's eligible compensation as defined by the Plan ("Eligible Compensation") and may be integrated with Social Security to the extent permitted under the Internal Revenue Code ("Code"). To be eligible, a participant must not have separated from service as of the end of the Plan year unless due to death, total and permanent disability, or retirement on or after normal retirement age. The annual Eligible Compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Code. The annual Eligible Compensation limit for the Plan years ended December 31, 2015 and 2014 was $265,000 and $260,000, respectively.

The Profit Sharing Contribution for the year ended December 31, 2014 was $8,252,575. The Employer elected not to make a contribution for 2015.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

The Employer will provide a 100% matching contribution on the first 5% of a participant's voluntary contributions based on a payroll period basis for participants who have completed either 180 days of uninterrupted service with the Employer or a year of eligibility service, whichever occurs first. As of the end of the Plan year, the Employer will provide a true up matching contribution based on the above percentages, voluntary contributions, and Eligible Compensation for the Plan year.

Participant's Voluntary Contributions

A participant may elect to make voluntary contributions of 1% to 85% of his or her annual Eligible Compensation. The participant may designate their voluntary contributions as tax-deferred, after-tax Roth, after-tax regular contributions, or any combination thereof. Tax-deferred and after-tax Roth contributions are limited to the maximum permitted under Section 402(g) of the Code adjusted annually ($18,000 and $17,500 at December 31, 2015 and 2014, respectively). Regular after-tax contributions are limited by the Code based on total employee and Employer contributions to the participant. Sections 401(k)(3) and 401(m)(3) of the Code may limit the voluntary contribution.

A participant age 50 and over before the close of the Plan year may elect a catch-up voluntary tax-deferred or after-tax contribution up to $6,000 and $5,500 for the Plan years ended December 31, 2015 and 2014, respectively.

A participant may also contribute amounts representing a distribution from another qualified defined benefit or defined contribution plan (rollover).

Investment options

The participant directs both their own and the Employer's contributions into the investment alternatives offered by the Plan. At any time, participants may also elect to reallocate existing account balances between investment alternatives or to change their investment elections for future contributions. The Plan currently offers fourteen common collective trusts, six mutual funds, self-directed brokerage accounts, and the Employer's common stock ("Employer Securities") as investment alternatives. The Employer periodically reviews and may make changes to the investment alternatives available. If a participant makes no investment election, all contributions made into such participant's account are invested in the Plan's qualified default investment alternative ("QDIA"). The Plan's QDIA is the age-appropriate Vanguard Fiduciary Trust Company Target Retirement target date funds, which is selected based on the participant's date of birth.

Participant accounts

The Plan credits each participant's account with the participant's contributions and allocations of 1) the Employer's contributions, 2) investment earnings, and 3) administrative expenses. The benefit to which a participant is entitled is equal to the vested balance in the participant's account.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Vesting

A participant is fully and immediately vested for voluntary, rollover, and Employer matching contributions provided after December 31, 2004, and is credited with a year of vesting service in the Employer's other contributions for each Plan year that the participant is credited with at least 500 hours of service.

A summary of vesting percentages relating to the Employer's Profit Sharing Contributions follows:

For all associates employed as of or subsequent to January 1, 2007:

Years of vested service	Percentage
Less than 3 years	0%
3 years	100

For all associates terminated prior to January 1, 2007:

Years of vested service	Percentage
Less than 5 years	0%
5 years	100

A summary of vesting percentages relating to Employer's matching contributions provided prior to December 31, 2004 follows:

Years of vested service	Percentage
Less than 1 year	0%
1 year	20
2 years	40
3 years	60
4 years	80
5 years	100

Payment of benefits

The full value of participants' accounts becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, participants' accounts, to the extent vested, become payable. Those participants with vested account balances greater than $1,000 have the option of leaving their accounts invested in the Plan until age 70 1/2. All benefits are paid as a lump-sum distribution. Those participants holding shares of Employer Securities will have the option of receiving such amounts in whole shares of Employer Securities and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan or individual retirement account specified by the participant.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

In service withdrawals

A participant may elect to withdraw an amount in cash from the participant's after-tax account and their rollover account.

A participant, upon reaching age 59 1/2, may withdraw up to 100% of the participant's vested account balance.

A participant may request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

Participant loans

Participants are permitted to borrow from their account the lesser of $50,000 or 50% of the vested balance of their account with repayment made from payroll deductions. All loans become due and payable in full upon a participant's termination of employment with the Employer. The borrowing is a separate earmarked investment of the participant's account. Interest on the borrowing is based on the prime interest rate as reported in the Wall Street Journal on the first business day of the month in which the loan occurs plus two percent.

Amounts allocated to participants withdrawn from the Plan

Amounts allocated, but not yet paid, to participants withdrawn from the Plan were $384,491 and $321,703 at December 31, 2015 and 2014, respectively.

Forfeitures

The Plan may use forfeitures to reduce Employer contributions or pay Plan expenses if so elected. The Plan used forfeitures to reduce Employer contributions by $374,322 and $367,119 for the years ended December 31, 2015 and 2014, respectively. There were no unused forfeitures at December 31, 2015 and 2014.

Fee Income

Revenue sharing and sub transfer agent fees are credited to those participants who have invested in the funds that generate the fee revenue. Prior to May 2014 revenue sharing and sub transfer agent fees received from certain of the investments were credited to an administrative account and used to reduce administrative fees charged to participants. During 2015, the Plan did not use fee income credited to the administrative account, and for 2014, the Plan used $328,458, to reduce fees charged directly to participants' accounts. As of December 31, 2015 and 2014, the balance in the administrative account was $28,139 and $27,781, respectively. These balances represent unallocated amounts.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Expenses

Expenses are charged to participant's accounts, excluding those paid directly by the Employer, unless paid from fee income and have been reported in the financial statements as administrative expenses. Brokerage fees, transfer taxes and other expenses incurred in connection with the investments of the Plan's assets increases the cost of investments purchased or deducted from the proceeds of investments sold.

2. Summary of accounting policies

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

Estimates

The Plan's financial statements are prepared in conformity with U.S. generally accepted accounting principles ("GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits at the date of the financial statements and the changes in net assets available for Plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Risks

The Plan provides for the various investment options as described in Note 1. Any investment is exposed to various risks, such as interest rate, market, and credit risks. These risks could result in a material effect on participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Net (depreciation) appreciation in fair value of investments

Net realized and unrealized (depreciation) appreciation is presented in the accompanying statements of changes in net assets available for benefits as net (depreciation) appreciation in fair value of investments.

Benefit payments

Benefits are recorded when paid.

Reclassifications

Certain reclassifications have been made to the 2014 financial statements to conform to the 2015 presentation.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Notes receivable from participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. An allowance for defaulted loans of $19,763 and $152,274 has been recorded for December 31, 2015 and 2014, respectively, with the change recorded under distributions.

Investment valuation and income recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis using fair value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

New accounting pronouncements

In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU allows a plan with a fiscal year end that doesn't coincide with the end of a calendar month to measure its investments and investment-related accounts using the month end closest to its fiscal year end. The ASU is effective for fiscal years beginning after December 15, 2015. Parts I and II are to be applied retrospectively. Part III is to be applied prospectively. Plans can early adopt any of the ASU's three parts without early adopting the other parts.  Management has elected to adopt Part II of the ASU early. Parts I and III are not applicable to the Plan.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Retrospective application did not affect net assets available for benefits. For the Plan's investment with indirect investments in fully benefit-responsive investment contracts, the adjustment from fair value to contract value for fully benefit-responsive investment contracts of $261,103 has been removed from the statement of net assets available for benefits as of December 31, 2014. This investment is presented at fair value as determined by its net asset value. See Note 3 for further discussion and disclosures related to fair value measurements.

In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for public business entities for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. Early application is permitted. Management has elected to adopt ASU 2015-07 early.

3. Fair value measurements

ASC 820 establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2     Inputs to the valuation methodology include
•	quoted prices for similar assets and liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability; or
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the techniques and inputs used for each major class of assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded and are classified within Level 1 of the valuation hierarchy.

Mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded and are classified within Level 1 of the valuation hierarchy.

Self-managed brokerage accounts: Accounts primarily consist of mutual funds and common stocks that are value on the basis of readily determinable market prices and are classified within Level 1 of the valuation hierarchy.

Common collective trusts: Valued at their respective Net Asset Value ("NAV") as reported by such trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transaction (purchases and sales) may occur daily. If the Plan initiates a full redemption of the Wells Fargo Stable Return Fund, one of the collective funds invested in, the trustee of the fund may impose, in its sole discretion, a prior notice period of up to 12 months for any Employer initiated withdrawal of assets from the fund. At December 31, 2015, no prior period notice has been imposed. The Plan does not have any contractual obligations to further invest in these trusts. These investments are not classified within the valuation hierarchy, but presented for reconciliation purposes only.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.

Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

The following tables set forth by level, within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2015 and 2014:

	Assets at fair value as of December 31, 2015
	Level 1	Level 2	Level 3	Total

Mutual funds	$117,561,910	$-	$-	$117,561,910
Employer common stock	50,470,153	-	-	50,470,153
Self-managed brokerage	10,496,678	-	-	10,496,678
	$178,528,741	$-	$-	178,528,741
Common collective trust funds measured at net asset value
Target dated (a)				432,107,352
Stable value (b)				22,153,920
Large growth (c)				16,389,385
				$649,179,398

	Assets at fair value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Mutual funds	$98,022,602	$-	$-	$98,022,602
Employer common stock	51,584,541	-	-	51,584,541
Self-managed brokerage	9,741,866	-	-	9,741,866
	$159,349,009	$-	$-	159,349,009
Common collective trust funds measured at net asset value
Target dated (a)				389,999,428
Stable value (b)				18,535,277
Large growth (c)				11,707,586
				$579,591,300

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

(a)
The trusts are target dated trusts based on estimated retirement dates, which seek current income and some capital appreciation for the most current retirement date and move more to capital appreciation and some current income as the retirement dates become later. The trusts invest primarily in mutual funds.

(b)
The trust seeks to maintain principle value, protect against market price volatility, obtain consistent income return, and provide liquidity for benefit payments and withdrawals. The trust invests primarily in investment contracts issued by insurance companies, banks and other financial institutions.

(c)	The trust seeks long-term capital appreciation. The trust invests primarily in large cap common stocks with market capitalizations generally in the range of the companies in the Russell 1000 Growth Index.

4. Tax status

The Plan obtained its latest determination letter on January 6, 2010, in which the Internal Revenue Service ("IRS") stated that the Plan was designed in accordance with the applicable requirements of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended and restated since the version that the determination letter applies to, the Plan administration believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Plan had requested a new determination letter, which was received March 21, 2016.

GAAP requires management responsible for the Plan to evaluate uncertain tax positions. The financial statement effect of a tax position is recognized when the position is more likely than not, based on the financial merits, to be sustained upon examination by the IRS. The Plan's administrator has analyzed the tax positions, and has concluded that as of December 31, 2015 and 2014, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5. Plan termination

Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. The Employer has the right at any time, by action of its board of directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

6. Parties-in-interest

The Plan, including holdings under the self-directed brokerage investment option, held $50,636,372 and $51,693,526 of Alliance Data Systems Corporation common shares at December 31, 2015 and 2014, respectively.

Wells Fargo Bank, N.A., trustee of the Plan, their subsidiaries and affiliates maintain and manage certain of the investments of the Plan, for which the Plan is charged investment expenses.

7. Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:
	2015	2014
Net assets available for benefits per the financial statements	$662,850,424	$601,262,403
Adjustments from fair value to contract value	-	261,103
Amounts allocated to withdrawing participants	(384,491)	(321,703)
Net assets available for benefits per Form 5500	$662,465,933	$601,201,803

The following is a reconciliation of benefit payments per the financial statements to Form 5500:
2015
Benefit payments per the financial statements	$50,852,996
Amount allocated to withdrawing participants
At December 31, 2015	384,491
At December 31, 2014	(321,703)
Reserves for defaulted loans
At December 31, 2015	(19,763)
At December 31, 2014	152,274
Corrective distributions	(33,221)
Benefit payments per Form 5500	$51,015,074

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

The following is a reconciliation of the net increase in net assets available for benefits per the financial statement to Form 5500:
2015
Net increase in net assets per the financial statements	$61,588,021
Change in amounts allocated to withdrawing participants	(62,788)
Change in adjustment from fair value to contract value	(261,103)
Net income per Form 5500	$61,264,130

Alliance Data Systems 401(k) and Retirement Savings Plan
EIN #13-3163498 Plan #001
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
December 31, 2015

	Total That Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan		$5,767,428			Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51
Check Here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP		Corrections Pending Correction in VFCP
		$3,387,478	(1)
✓	$-	$2,379,950	(2)	$-	$5,767,428

(1) Represents delinquent participant contributions from 2014 payroll periods.  The Company transmitted the contributions to the Plan and subsequently transmitted lost earnings to the Plan in 2015. Plan sponsor is in the process of filing the Form 5330, Return of Excise Tax Related to Employee Benefit Plans.

(2) Represents delinquent participant contributions from 2015 payroll periods.  The Company transmitted the contributions to the Plan and subsequently transmitted lost earnings to the Plan in 2015. Plan sponsor is in the process of filing the Form 5330, Return of Excise Tax Related to Employee Benefit Plans.

The notes to the financial statements are an integral part of this schedule.

Alliance Data Systems 401(k) and Retirement Savings Plan
EIN #13-3163498 Plan #001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	(1)	Current Value

			Cost
*	Alliance Data Systems Corporation	Common stock – 182,486 shares		$ 50,470,153
	Vanguard Fiduciary Trust Company Target Retirement 2035 Trust II	Common collective trust – 3,550,877 units		91,222,031
	Vanguard Fiduciary Trust Company Target Retirement 2030 Trust II	Common collective trust – 2,922,358 units		75,221,492
	Vanguard Fiduciary Trust Company Target Retirement 2040 Trust II	Common collective trust – 2,599,007 units		67,730,127
	Vanguard Fiduciary Trust Company Target Retirement 2025 Trust II	Common collective trust – 2,258,915 units		59,590,181
	Vanguard Fiduciary Trust Company Target Retirement 2045 Trust II	Common collective trust – 1,644,976 units		42,835,166
	Vanguard Fiduciary Trust Company Target Retirement 2020 Trust II	Common collective trust – 1,245,232 units		33,546,559
	Vanguard Fiduciary Trust Company Target Retirement 2050 Trust II	Common collective trust – 993,339 units		25,975,812
*	Wells Fargo Stable Return Fund	Common collective trust – 422,857 units		22,153,920
	Delaware Large Cap Growth Trust	Common collective trust – 637,719 units		16,389,385
	Vanguard Fiduciary Trust Company Target Retirement 2015 Trust II	Common collective trust – 456,989 units		12,507,776

Alliance Data Systems 401(k) and Retirement Savings Plan
EIN #13-3163498 Plan #001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	(1)	Current Value

			Cost
	Vanguard Fiduciary Trust Company Target Retirement Income Trust II	Common collective trust – 266,468 units		9,331,710
	Vanguard Fiduciary Trust Company Target Retirement 2010 Trust II	Common collective trust – 259,415 units		7,120,953
	Vanguard Fiduciary Trust Company Target Retirement 2055 Trust II	Common collective trust – 155,394 units		4,618,306
	Vanguard Fiduciary Trust Company Target Retirement 2060 Trust II	Common collective trust – 87,187 units		2,407,241
	Vanguard Institutional Index Fund	Mutual fund – 189,062 shares		35,282,739
	Dodge & Cox Stock Fund	Mutual fund – 160,488 shares		26,122,655
	Metropolitan West Total Return Bond Fund	Mutual fund – 1,599,954 shares		15,999,537
	American Funds EuroPacific Growth Fund	Mutual fund – 339,893 shares		15,403,935
	Columbia Small Cap Value Fund	Mutual fund – 867,855 shares		13,217,439
*	Wells Fargo Advantage Discovery Fund	Mutual fund – 385,162 shares		11,535,605
	Self-Directed Brokerage Accounts			10,496,676
*	Participant Loans	Varying maturity dates with interest rates ranging from 3.25% - 8.90%	-	12,377,763

*  Represents a party-in-interest

(1)	Cost information omitted – investment is part of individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.

The notes to the financial statements are an integral part of this schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 3, 2016

ALLIANCE DATA SYSTEMS 401(k) AND
RETIREMENT SAVINGS PLAN

By: /s/ Karen Wald
  Karen Wald
  Senior Vice President, Chief of Staff

INDEX TO EXHIBITS

Exhibit No.	Description

* 23.01	Consent of Independent Registered Public Accounting Firm

*	filed herewith